UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-26714

CUSIP Number: 00089C107

NOTIFICATION OF LATE FILING

(Check One): [ X] Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: ADE Corporation

Former name if applicable: N/A

Address of principal executive office (Street and Number): 80 Wilson Way

City, state and zip code: Westwood, Massachusetts 02090

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ADE Corporation, or the Company, has been devoting substantially all its efforts to the completion of its previously announced merger, or the Merger, with South Acquisition Corporation, or South, a wholly owned subsidiary of KLA-Tencor Corporation, or KLA-Tencor. The Company had anticipated consummating the Merger and suspending its filing obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, on July 13, 2006, and consequently it would not have been required to file its Annual Report on Form 10-K for the year ended April 30, 2006, or the 2006 Form 10-K. Due to the fact that as previously announced the consummation of the Merger and the suspension of the Company’s filing obligations under the Exchange Act have been delayed, the Company will be unable to complete and file the 2006 Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company currently anticipates that it will complete and file the 2006 Form 10-K within the fifteen day extension period permitted by this Notification of Late Filing.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brian C. James	(781) 467-3500
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ADE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 14, 2006	By: /s/ Brian C. James
Brian C. James
Executive Vice President, Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).